Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121316

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

223,223 Ordinary Shares

        On Track Innovations Ltd. is registering 223,223 ordinary shares for sale by the selling shareholder identified in this prospectus, at such price or prices as the selling shareholder may, from time to time, determine. We originally issued the ordinary shares in connection with our October 2004 acquisition of ASEC Spolka Akcyjna (“ASEC”). In connection with the acquisition, we agreed to issue up to 223,223 of our ordinary shares to the selling shareholder as part of the purchase price. The issuance of 36,959 of those ordinary shares is subject to ASEC meeting specified performance criteria for the years ending December 31, 2004 and 2005 (the “earn-out formula”). The exact number of ordinary shares will be determined according to the earn-out formula. Any ordinary shares covered by this prospectus that we do not actually issue to the selling shareholder pursuant to the earn-out formula will be deregistered. We will pay all expenses of registering the securities. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.

        Our ordinary shares are currently listed on the Nasdaq National Market under the symbol “OTIV.” On December 27, 2004 the last reported sale price of our ordinary shares on the Nasdaq National Market was $12.38 per share. Our ordinary shares also are listed on the Prime Standard Segment of the Frankfurt Stock Exchange under the symbol “OT5.” On December 27, 2004, the last reported sale price of our ordinary shares on the Frankfurt Stock Exchange was €8.80 per share, equivalent to $11.90 per share, calculated using the exchange rate of $1.3524 per euro on such date.

Investing in our ordinary shares involves risks.
See “Risk Factors” beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 28, 2004.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

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PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before buying ordinary shares in this offering. You should carefully read this entire prospectus, including each of the documents incorporated herein by reference, before making an investment decision.

        We design, develop and sell contactless microprocessor-based smart card products. A smart card is traditionally a credit card-sized plastic card containing a semiconductor chip. The type of semiconductor chip determines the amount of information that the card can store and the number and complexity of applications that can be provided by the card, or how "smart" the card is. Our products support smart cards that contain microprocessor chips which run multiple applications, can be reprogrammed and support high levels of security. A smart card system consists of smart cards, readers that transmit and receive data from the smart card and computers that process data received from the readers.

        Traditionally, the information stored on the smart card chip was updated through contact of the card with the reader either by swiping the card through, or inserting it in, a reader. However, our products utilize "contactless" smart cards which do not require physical contact with a reader, as power and data are transferred to the card through a magnetic field generated by the reader.

        By combining the advantages of microprocessors and contactless smart cards, we believe that our products offer the following benefits:

—	The information stored on a card and transferred between the card and the reader is secure;
—	Our products provide for a reliable transfer of information to and from a card;
—	Our cards are durable, easy to use and take a variety of forms, including key chains, tags, stickers and wristwatches;
—	Our products are easy to install and maintain;
—	Our products enable the transition from other card technologies to our contactless microprocessor-based technology; and
—	Our products support multiple, independent applications on the same card.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures the transmission of data to and from the card. The OTI Platform can be customized to support a large number of applications such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and national documentation, and is being developed for other markets such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as a gasoline management system for fleet managers and an electronic parking payment system.

        We intend to enhance our position in the design and development of contactless microprocessor based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through relationships with other parties. We have established such relationships with, among others, Mastercard Intenational and Beyond Petroleum (formerly known as British Petroleum).

        Our sales and marketing efforts are directed from Fort Lee, New Jersey, and effected through our global network of subsidiaries in North America, Africa and Europe.

        Since our initial public offering in Germany in 1999, we have acquired the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, and InterCard Systemelectronic GmbH, which provides OEM and electronics manufacturing services.

        Our shares are currently traded on the Nasdaq National Market and on the Prime Standard Segment of the Frankfurt Stock Exchange. Our headquarters are located in Rosh Pina, Israel. As of September 30, 2004, we employed 214 employees worldwide, of whom 89 were employed at our headquarters and the remainder were employed by our subsidiaries. In this prospectus we sometimes refer to ourselves as OTI.

Recent Developments

        On October 22, 2004, we completed the acquisition of ASEC Spolka Akcyjna ("ASEC"), which is headquartered in Krakow, Poland, from Nextel Spolka Akcyjna ("Nextel S.A."). ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated as of September 14, 2004, as amended by Annex No. 1 to the Preliminary Share Purchase Agreement, dated as of October 22, 2004, between Nextel and OTI (the "Agreement"), the aggregate purchase price for the acquisition was $1.6 million, which was paid to Nextel through the issuance of 186,264 of our ordinary shares, calculated by dividing the purchase price by the average price of one OTI ordinary share during the 10 trading days prior to, but excluding, the closing date of the acquisition. In addition, the Agreement provides for additional consideration of up to $350,000 to be paid to Nextel (the "earn-out right") in the form of OTI ordinary shares pursuant to the earn-out formula. Pursuant to the registration statement, of which this prospectus is a part, we have registered under the Securities Act of 1933, as amended, all of the ordinary shares issued to Nextel on October 22, 2004, as well as all of the ordinary shares issuable to Nextel pursuant to the earn-out right.

        On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our ordinary shares commenced trading on the National Market on December 20, 2004. The trading symbol for our ordinary shares on the Nasdaq National Market continues to be "OTIV."

Risk Factors

        Our ability to attain our objectives depends upon our success in addressing the risks relating to our business, industry and conditions in Israel discussed in "Risk Factors" and elsewhere in this prospectus, including the following:

—	We have a history of losses and expect to continue to incur full year losses at least through 2005.
—	If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow, sales of our products may not grow and may even decline.
—	If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.
—	We have historically derived a significant portion of our revenues from sales to system integrators who are not the end-users of our products. We are to some extent dependent on the ability of these integrators to maintain their existing business and secure new business.

The Offering

Ordinary shares which may be sold by the Selling Shareholder	223,223 shares. See "Selling Shareholder."
Ordinary shares to be outstanding after this Offering

8,210,744 shares, excluding the ordinary shares
issuable as of the date of this prospectus upon
exercise of options, but including ordinary shares
issuable upon the exercise of warrants. We have
outstanding options to acquire 3,345,035 ordinary
shares, 2,874,703 of which are currently exercisable.
Use of proceeds	We will receive no proceeds from the sales described in this prospectus.
Prime Standard Segment symbol	OT5
Nasdaq National Market symbol	OTIV
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our ordinary shares.

        The share numbers set forth above and, unless otherwise noted, throughout this prospectus give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

        We were incorporated in the State of Israel in February 1990. The address of our registered and principal executive office is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000, and our telephone number is (011) 972-4-686-8000. Our web site address is www.otiglobal.com. The information on our web site does not constitute part of this prospectus.

        “OTI” and “OTI INSIGHT” are both registered trademarks in the United States and Israel and are European Community Trade Marks which cover all the countries of the European Union. “SCIENCE – NON FICTION” is subject to a pending European Community Trade Mark application and a pending trademark application in the United States and Israel. “EASYPARK” is a registered trademark of Easy Park Ltd., one of our subsidiaries, in the United States, Canada and Israel and has been accepted in Singapore. Certain other trademarks and trade names are owned and used by us on an unregistered basis. All other registered trademarks appearing in this prospectus are owned by their respective holders.

        As used in this prospectus:

—	all references to "New Shekels" or "NIS" are to the lawful currency of Israel;
—	all references to "euros," "EUR" or "(euro)" are to the lawful currency of the European Union;
—	all references to "dollars" or "$" are to the lawful currency of the United States; and
—	all references to “Deutsche Mark” or “DM” are to the currency used in the Federal Republic of Germany until December 31, 2001, before its conversion into euros at the rate of EUR 1.00=DM 1.95583.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the following risks together with the other information in this prospectus before deciding to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. The risks described below are not necessarily in order of degree or magnitude of risk.

Risks Related To Our Business

We have a history of losses and expect to continue to incur full year losses at least through 2005.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $3.1 million in 1999, $8.3 million in 2000, $11.7 million in 2001, $6.2 million in 2002, $3.6 million in 2003 and $7.1 million for the nine months ended September 30, 2004. We expect to incur full year losses at least through 2005, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow, sales of our products may not grow and may even decline.

        The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies. Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products. Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different from ours and may therefore be less willing to incur the capital expenditures required to install or upgrade to a contactless microprocessor-based smart card system. As a result, we cannot assure you that there will be significant market opportunities for contactless microprocessor-based smart card products. If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than we expect.

If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.

        To date, we have sold products incorporating our technology within a limited number of markets. We are currently developing and marketing products such as medical cards for use in hospitals and identity cards for use by governmental authorities. We have yet to recognize revenues from sales of these products. We are devoting significant resources to developing and marketing these and other products and adapting our existing products for use in new markets. If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

We have historically derived a significant portion of our revenues from sales to systems integrators who are not the end-users of our products. We are to some extent dependent on the ability of these integrators to maintain their existing business and secure new business.

        In 2001, 2002, 2003 and during the nine months ended September 30, 2004, 18%, 22%, 28% and 12%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

        Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Our revenue growth may be impaired if we are unable to maintain our current, and establish new, strategic relationships.

        The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and then we cooperate in marketing the resulting product. The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products.

Some of our agreements may in the future restrict our ability to take actions that we then believe to be desirable.

        In some of our agreements with suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods ranging from several months to several years. For example, our agreement with Samsung concerning the development and manufacture of a particular type of microprocessor chip that we refer to as a “monochip” requires us not to sell that microprocessor chip to the existing customers of Samsung. In addition, in some markets we sell our products through distributors who, in general, have exclusive distribution rights in that market if sales quota are met.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

        We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

        From time to time, we or one or more of our present or future competitors may announce new or enhanced products or technologies that have the potential to replace or shorten the life cycles of our existing products. The announcement of new or enhanced products may cause customers to delay or alter their purchasing decisions in anticipation of such products, and new products developed by our competitors may render our products obsolete or achieve greater market acceptance than our products.

        If we cannot compete successfully with our existing and future competitors, we could experience lower sales, price reductions, loss of revenues, reduced gross margins and reduced market share.

If there is a sustained increase in demand for microprocessors, availability might be limited and prices might increase.

        Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. Increased demand for, or limited availability of, microprocessors could substantially increase the cost of producing our products. Because some of our contracts have fixed prices, we may not be able to pass on any increases in costs to these customers. Consequently our profit margin could be reduced.

        In addition, as a result of a shortage, we may be compelled to delay shipments of our products, or devote additional resources to maintaining higher levels of microprocessor inventory. Consequently, we may experience substantial period-to-period fluctuations in our cost of revenues and, therefore, in our future results of operations.

Our products have long development cycles and we may expend significant resources in relation to a specific project without realizing any revenues.

        The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure you that contracts into which we enter will result in commercial sales. Our average development cycle is typically between 12 and 18 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance.

        Our quarterly revenues and operating results have varied in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include:

—	the size and timing of orders placed by our customers, particularly in government projects. Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000.

—	the fact that our rental and financing expenses are fixed and we may not be able to reduce them in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

—	the tendency of our clients to place orders for products toward the last quarter of their financial year.

        Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

        The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. Except for Samsung, currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers is a sole supplier. Nevertheless, we sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

        Because some of our suppliers are located in Europe and the Far East, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors located in Israel and the Far East may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

We currently rely on a third party for licensing and updating the primary operating system we use in our products.

        We are currently required to license operating system software for the operation of our products. Since 1995, the principal licensor of this software has been Personal Cipher Card Corporation, or PC3, pursuant to a license agreement that terminates on July 5, 2005. If PC3 terminates the license it granted us, we may face some delays in providing our products to our customers and we expect that it would take several months to arrange an adequate alternative. Sales of products containing the PC3 smart card operating system accounted for 73% of our revenues from smart cards in 1999, substantially all of our revenues from smart cards in 2000, 53% of our revenues from smart cards in 2001, 46% of our revenues from smart cards in 2002, 17% of our revenues from smart cards in 2003 and 34% of our revenues from smart cards during the nine months ended September 30, 2004.

If we fail to hire, train and retain qualified research and development personnel, our ability to enhance our existing products, develop new products and compete successfully may be materially and adversely affected.

        Our success depends in part on our ability to hire, train and retain qualified research and development personnel. Individuals who have expertise in research and development in our industry are scarce. Competition for such personnel in the electronics industry is intense, particularly in Israel. Consequently, hiring, training and retaining such personnel is both time consuming and expensive. In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is in the North of Israel. If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

Our ability to compete depends on our continuing right to use, and our ability to protect, our intellectual property rights.

        Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

        We currently have patents in the United States, Israel and other countries covering some of our technology and have pending applications in the United States, Europe, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

        The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products. Competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours.

        In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in numerous countries. These legal and administrative proceedings could be expensive and could occupy significant management time and resources.

        Our European patent covering contactless transmission of power and data between a microprocessor and a reader was revoked as the result of a third party opposing our patent. Currently, this patent is the subject of an appeal proceeding before the European Patent Office. If our appeal is not successful, we will lose our European patent and therefore the right to prevent others in Europe from using the technology covered by the patent.

        Furthermore, a successful opposition to our patent could provide a basis for our competitors to claim that our patents covering this technology in other jurisdictions are invalid.

Our products may infringe the intellectual property rights of others.

        It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties. For example, patent applications may be pending at any time which, if granted, cover products that we developed or are developing. In certain jurisdictions, the subject matter of patents is not published until the patents are issued. Third parties may from time to time claim that our products infringe their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

        Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any litigation. Even if we prevail, the cost of litigation could harm our results of operations. In addition, litigation is time consuming and could divert our management’s attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms. Licenses may not be available to us on acceptable terms or at all. In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

The loss of the services of our chairman, president and chief executive officer, Oded Bashan, could seriously harm our business.

        Our success depends, in part, on the continued service of Oded Bashan, our Chairman, President and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

In the past four years we have acquired three companies or groups of companies and we intend to continue to pursue strategic acquisitions in the future. The failure to successfully integrate acquired companies and businesses or to acquire new companies and businesses may harm our financial performance and growth.

        In the past four years we have acquired the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic GmbH, which provides OEM and electronics manufacturing services and, most recently, ASEC, which develops, manufactures and markets card readers and reader modules. We paid for these acquisitions through the issuance of our ordinary shares. These and future acquisitions could result in:

—	difficulties in integrating our operations, technologies, products and services with those of the acquired companies;

—	difficulty in integrating operations that are spread across significant geographic distances;

—	diversion of our capital and our management's attention away from other business issues;

—	potential loss of key employees and customers of companies we acquire;

—	increased liabilities as a result of liabilities of the companies we acquire; and

—	dilution of shareholdings in the event we acquire companies in exchange for our shares.

        We may not successfully integrate any technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

        Over the last five years, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	North America	South America	Israel

1999	16	16	33	30	2	3
2000	8	56	13	19	1	3
2001	6	72	10	9	*	3
2002	13	67	3	11	1	5
2003	15	66	1	10	*	8

* Less than 1%

        Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

        In addition, there are inherent risks in these international operations which include:

—	changes in regulatory requirements and communications standards;

—	required licenses, tariffs and other trade barriers;

—	difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

—	difficulties in staffing and managing international operations;

—	potentially adverse tax consequences; and

—	the burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

        If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

Because we report in dollars while a portion of our revenues and expenses are incurred in other currencies, currency fluctuations could adversely affect our results of operations.

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in NIS and the majority of the expenses of InterCard Systemelectronic in Euros. To the extent that we and our subsidiaries based in Israel and Germany conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities are not necessarily in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations also could be adversely affected if we are unable to limit our exposure against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS.

        However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated sales price. That could cause our customers to cancel or decrease orders.

We may have to adapt our products in order to integrate them into our customers’ systems or if new government regulations or industry standards are adopted or current regulations or standards are changed.

        Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States and in Europe require certification of compliance with regulations of the Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

        In addition, prior to purchasing our products, some customers may require us to receive certification that our products can be integrated successfully into their systems or comply with applicable regulations. Receipt of these certifications may not occur in a timely manner or at all. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications. Failure to become so certified could render us unable to deploy our products in a timely manner or at all.

Our products may contain defects that are only discovered after the products have been deployed. This could harm our reputation, result in loss of customers and revenues and subject us to product liability claims.

        Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking the kiosks to financial and parking databases, collecting data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing the parking transactions. Any defects in our products could result in:

—	harm to our reputation;

—	loss of, or delay in, revenues;

—	loss of customers and market share;

—	failure to attract new customers or achieve market acceptance for our products; and

—	unexpected expenses to remedy errors.

        In addition, we could be exposed to potential product liability claims. While we currently maintain product liability insurance, we cannot assure you that this insurance will be sufficient to cover any successful product liability claim. Any product liability claim could result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves. Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

Terrorist attacks may have a material adverse effect on our operating results.

        Terrorist attacks and other acts of violence or war may affect the markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the sales of our products.

Risks Related To Our Ordinary Shares

Our share price has fluctuated in the past and may continue to fluctuate in the future.

        The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect, that may be adverse on the market price of our shares.

        Trading in shares of companies listed on the Nasdaq National Market and the Prime Standard Segment of the Frankfurt Stock Exchange in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

        Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

Our share price could be adversely affected by future sales of our ordinary shares.

        As of December 15, 2004, we have outstanding 7,972,905 ordinary shares, warrants to purchase 237,869 additional ordinary shares at a weighted average exercise price of $8.60 per share and options to purchase 3,345,035 additional ordinary shares at a weighted average exercise price of $9.13 per share. During 2004, we have filed registration statements, including the registration statement of which this prospectus forms a part, registering the resale of 6,479,016 ordinary shares, which includes ordinary shares issuable upon exercise of options and warrants and shares that issuable pursuant to the earn-out provisions of the Agreement. We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

We cannot predict the further impact on the price of our ordinary shares following our restatement in August 2002 of certain of our financial statements or the extent of the potential claims that may be asserted against us.

        We reevaluated our accounting treatment of certain past transactions and restated our financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001. We filed our restated financial statements in accordance with requirements in Germany where our ordinary shares are listed. The market for our ordinary shares in Germany was adversely affected by our restatement and the adverse effect in Germany may have an adverse impact on the value of our ordinary shares listed on the Nasdaq National Market. Our share price may be adversely affected by the threat of litigation based upon our restatement and the recovery by plaintiffs in any litigation actually commenced against us.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

        If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed a “penny stock” for the purposes of the Exchange Act. The bid price of our ordinary shares as of December 27, 2004 was $12.38 but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

Our shareholders could experience dilution of their ownership interest by reason of our issuing more shares that are purchased by third parties.

        Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholder approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties. The weighted average price per share at which we sold shares during 2003 and during the first nine months of 2004 was $4.40 and $11.64, respectively. In addition, we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

We do not anticipate paying cash dividends in the foreseeable future.

        We have never declared or paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, because we have received benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

Our concentration of voting power will limit your ability to influence or control corporate actions.

        Oded Bashan currently has the right to vote approximately 13.10% of our outstanding shares by reason of his ownership of 590,225 of our outstanding shares and his holding proxies to vote 589,078 additional ordinary shares that are owned by others. He therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in shareholder's meetings may influence the outcome of such meetings.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        We cannot assure you that we will not be treated as a passive foreign investment company for 2003 or future years. We could be a passive foreign investment company if 75% or more or our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of the average value, or possibly the adjusted bases of our assets in particular circumstances, of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our U.S. shareholders may be subject to adverse tax consequences.

Risks Related To Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

        Our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel to perform Israeli military service.

        Some of our executive officers and employees must perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

The Israeli government programs and tax benefits in which we currently participate or which we currently receive require us to meet several conditions and may be terminated or reduced in the future. This could increase our costs or taxes.

        We are entitled to tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at a rate of 36%. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business. The authority of the Investment Center Administration under the Law for Encouragement of Capital Investments, 1959, to approve new programs will expire on December 31, 2004. Accordingly, requests for new programs or expansions that are not approved by December 31, 2004 will not confer any tax benefits, unless the term of the law is extended. The termination or reduction of these tax benefits could harm our results of operations.

        It may be difficult to enforce a United States judgment against us, our officers and directors or to assert United States securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors and the Israeli experts named in this prospectus are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these person in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

        Israeli corporate law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

        Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

        These forward-looking statements involve risks, uncertainties, assumptions and other factors that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include the risk factors described in “Risk Factors” above and other factors discussed elsewhere in this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference.

        Many of these factors are beyond our ability to control or predict. You should not assume that forecasts and anticipated events will occur, or that our expectations and plans will not change. We do not have any intention to update forward-looking statements after we distribute this prospectus unless we are required to do so under U.S. federal securities laws or other applicable laws.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2004 (in thousands), both on an actual basis and as adjusted to give effect to the issuance, subsequent to September 30, 2004, of up to 223,223 ordinary shares in connection with the acquisition of ASEC.

        You should read this table in conjunction with “Selling Shareholder,” and our consolidated financial statements and related notes incorporated by reference to this prospectus.

	September 30, 2004
	Actual	As adjusted
	(Unaudited)

Current portion of long-term loans	$881	$881

Long-term loans (excluding current portion)	2,556	2,556

Total shareholders' equity	36,579	38,529

Total capitalization	$39,135	$41,085

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the ordinary shares by the selling shareholder.

PRICE RANGE OF OUR SHARES

        Our ordinary shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Commencing November 12, 2002, our shares were also listed for trading on the Nasdaq SmallCap Market. On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our ordinary shares commenced trading on the National Market on December 20, 2004.

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros giving effect to the reverse split as reported on the Neuer Markt of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 12, 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the Nasdaq SmallCap Market or the Nasdaq National Market, as the case may be.

	Frankfurt Stock Exchange (1) per Share(euro)		Frankfurt Stock Exchange (1) per Share $		Nasdaq per Share $
	High	Low	High	Low	High	Low

1999
Annual 1999	77.8	49.5	82.3	49.7	n/a	n/a
2000					n/a	n/a
Annual 2000	313.0	32.5	301.7	30.2	n/a	n/a
2001					n/a	n/a
Annual 2001	77.5	8.5	73.1	7.4	n/a	n/a
2002					n/a	n/a
First quarter	14.5	10.4	12.8	9.1	n/a	n/a
Second quarter	11.4	7.0	10.7	6.8	n/a	n/a
Third quarter	9.6	3.9	9.7	3.8	n/a	n/a
Fourth quarter	8.4	3.5	8.4	3.5	8.10	4.65
Annual 2002	14.5	3.5	12.8	3.5	8.10	4.65
2003
First quarter	5.3	3.0	5.7	3.2	5.03	3.60
Second quarter	4.7	3.2	5.4	3.7	4.06	3.40
Third quarter	4.4	3.0	4.9	3.4	4.50	3.20
Fourth quarter	9.7	3.6	12.1	4.3	13.80	3.90
Annual 2003	9.7	3.0	12.1	3.3	13.80	3.20
2004
First quarter	11.5	5.9	14.5	7.2	14.74	8.76
Second quarter	11.0	7.2	13.1	8.7	12.65	8.80
Third quarter	7.7	5.3	9.3	6.5	9.50	6.46
June 2004	8.2	7.2	9.8	8.1	9.91	8.80
July 2004	7.7	5.5	9.3	6.8	9.31	6.88
August 2004	7.3	5.3	8.9	6.5	8.66	6.46
September 2004	7.5	6.9	9.1	8.4	9.50	7.90
October 2004	7.3	5.4	9.1	6.7	9.19	6.50
November 2004	6.5	5.6	8.6	7.3	8.55	7.51
December 2004 (through
December 27, 2004)	8.8	6.3	11.90	8.38	12.58	9.01

(1)  Our shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003 after which, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, share prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

        Our ordinary shares, to the extent they are admitted to the Prime Standard Segment, are represented by global share certificates registered in the name of Clearstream Banking AG. As a result, we do not know the number of our outstanding ordinary shares held in the United States or the number of holders of our ordinary shares who reside in the United States.

        The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the euro, express in euros per dollar.

	Average Rate(1)	High	Low	Period- End Rate

1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1173	1.2346	1.0488	1.1235
2002	1.0578	1.1636	0.9537	0.9537
2003	0.8833	0.9652	0.7938	0.7938
2004 (through December 27, 2004)	0.8136	0.8474	0.7442	0.7562

(1)     The average daily noon buying rate from the Federal Reserve Bank of New York.

        Our ordinary shares are currently traded publicly on the Nasdaq National Market under the symbol “OTIV.” Our ordinary shares are also traded publicly on the Prime Standard Segment of the Frankfurt Stock Exchange under the symbol “OT5.”

        On December 27, 2004, the last reported sale prices of our ordinary shares on the Nasdaq National Market and the Prime-Standard Segment was $12.38 and $11.90 per share, respectively. According to our transfer agent, as of December 10, 2004, there were 46 holders of record of our ordinary shares.

SELLING SHAREHOLDER

        We are registering for resale 223,223 of our ordinary shares that may be offered and sold, pursuant to this prospectus, by or on behalf of Nextel Spolka Akcyjna, which we refer to in this prospectus as the “selling shareholder.” We issued, and may hereafter issue, those ordinary shares as a result of our acquisition of ASEC in October 2004. Prior to the date of this prospectus, we issued 186,264 of our ordinary shares to the selling shareholder as a result of the acquisition. After the date of this prospectus, we may become obligated to issue up to 36,959 additional ordinary shares as a result of the earn-out right granted to the selling shareholder in connection with the acquisition. The exact number of ordinary shares that may be issued after the date of this prospectus as a result of the acquisition will be determined in accordance with the terms of the earn-out formula contained in the Agreement. All 223,223 ordinary shares that we may issue in the future are covered by this prospectus. Any ordinary shares covered by this prospectus that we do not actually issue to the selling shareholder pursuant to the earn-out formula will be deregistered.

        The selling shareholder may sell the ordinary shares it holds as of the date of this prospectus. To our knowledge, the selling shareholder is not a holder of 10% or more of our shares or a broker-dealer. The information provided in the table below has been obtained from the selling shareholder. Because the selling shareholder may sell all, some or none of the ordinary shares it beneficially owns, we cannot estimate either the number or percentage of ordinary shares that it will beneficially own following this offering. The ordinary shares covered by this prospectus shall be deemed to include ordinary shares offered by any pledgee, donee, transferee or other successor-in-interest of the selling shareholder, provided that this prospectus is amended or supplemented if required by applicable law.

Name	Relationship With Us Within Past 3 Years	Total Amount Beneficially Owned(*)	Amount of Ordinary Shares to be Offered for the Selling Shareholder's Account	Amount Beneficially Owned after the Offering(**)	Percent Beneficially Owned after the Offering(***)
Nextel Spolka Akcyjna ul. Olszanska 5 31-513 Krakow, Poland	Shareholder	223,223	223,223	--	--

(*)     Ordinary shares beneficially owned include (i) ordinary shares that may be acquired pursuant to options and warrants exercisable within 60 days of the date of this prospectus and (ii) ordinary shares that may be issued pursuant to the earn-out right granted to the selling shareholder in connection with the ASEC acquisition, and assume that the maximum number of ordinary shares will be issued pursuant to the earn-out right.

(**)     Assuming the sale of all ordinary shares registered for the account of the selling shareholder. The selling shareholder may sell all, some or no portion of the ordinary shares registered hereunder.

(***)     Based on 7,972,905 ordinary shares outstanding as of December 15, 2004. Ordinary shares deemed to be beneficially owned by virtue of the right of any person to acquire these shares within 60 days of the date of this prospectus are treated as outstanding only for purposes of determining the percent owned by such person.

PLAN OF DISTRIBUTION

        The selling shareholder may sell its shares on the Nasdaq National Market or on the Prime Standard Segment of the Frankfurt Stock Exchange after the registration statement of which this prospectus forms a part is declared effective. The selling shareholder and its successors, including its permitted transferees, pledgees or donees or their successors, may sell the ordinary shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The shares covered by this prospectus to be sold from time to time by the selling shareholder may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions:

—	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the ordinary shares may be listed or quoted at the time of sale;
—	in the over-the-counter market;
—	in private transactions;
—	by pledge to secure debts and other obligations; or
—	a combination of any of the above transactions.

        The selling shareholder may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling shareholder, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker-dealer acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as principal. This compensation might also exceed customary commissions.

        If the selling shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

—	a block trade,
—	a special offering,
—	an exchange distribution or secondary distribution, or
—	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

        The supplement will disclose, to the extent required:

—	the name of the selling shareholder and of the participating broker-dealer(s);
—	the number of shares involved;
—	the price at which such shares were sold;
—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
—	any other fact material to the transaction.

        The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale or distribution of the ordinary shares may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling shareholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act.

        Under the Securities Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our ordinary shares for a period of up to 5 business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to the applicable provisions of the Securities Exchange Act, including Regulation M, which may limit the timing of purchases and sales of ordinary shares by the selling shareholder or any other such persons. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

        In order to comply with the securities laws of some jurisdictions, if applicable, the ordinary shares must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our ordinary shares or other securities. We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. In the event of a distribution of a cash dividend out of tax exempt income, we will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

DESCRIPTION OF ORDINARY SHARES

        As of December 15, 2004, our authorized share capital consists of 30,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 7,972,905 are issued and outstanding, excluding shares issuable upon exercise of warrants or options.

        The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of ordinary shares.

LEGAL MATTERS

        The validity of the ordinary shares offered in this offering and certain other matters in connection with this offering relating to Israeli law will be passed upon for us by Zysman Aharoni Gayer & Co. Law Offices, Tel Aviv, Israel. Weil, Gotshal & Manges LLP, New York, New York, has advised us with respect to United States legal matters in connection with this offering.

EXPERTS

        The consolidated financial statements of On Track Innovations Ltd. and its subsidiaries as of December 31, 2003 and for the year then ended, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, independent public accounting firm, a member of KPMG International, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        Luboshitz Kasierer, an affiliate member of Ernst & Young International, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for the year then ended included in our Annual Report on Form 20-F for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and in the registration statement. Our financial statements are incorporated by reference in reliance on Luboshitz Kasierer’s report, given on their authority as experts in accounting and auditing.

        Our financial statements as of and for the year ended December 31, 2001 incorporated by reference in this prospectus have been audited by Luboshitz Kasierer Arthur Andersen (“AA”), independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. We have been unable to obtain AA’s consent to the incorporation by reference into this prospectus of AA’s report with respect to our consolidated financial statements as of and for the year ended December 31, 2001. AA has ceased conducting operations. Accordingly, it is highly unlikely that you will be able to recover damages from AA under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by AA or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the State of Israel. Service of process upon our directors and executive officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, will be difficult to obtain within the United States. Furthermore, because substantially all of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers or the Israeli experts named in the prospectus, will be difficult to collect outside those countries.

        We have been informed by our legal counsel in Israel, Zysman Aharoni Gayer & Co. Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts generally enforce a final executory judgment of a foreign court in civil matters including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act or the German securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
—	the foreign court is not prohibited by law from enforcing judgments of Israeli courts;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his evidence;
—	the judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
—	the obligations under the judgment are enforceable according to the laws of the State of Israel.

        We have irrevocably appointed OTI America, Inc. as our agent solely to receive service of process in any action against us in any United States federal court or the courts of the State of New York arising out of this offering.

        Foreign judgments enforced by Israeli courts will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli law prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rate movement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form F-3, including the exhibits and schedules thereto, with the Securities and Exchange Commission, or SEC, under the Securities Act, and the rules and regulations thereunder, for the registration of the ordinary shares that are being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

        We are subject to the informational requirements of the Securities Exchange Act, applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year.

        You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

        Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K street, N.W., Washington D.C. 20006. In addition, under German law, documents referred to in this prospectus, in so far as they relate to us may be inspected during normal business hours at On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede information previously filed. We incorporate by reference the documents listed below:

—	Our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on April 2, 2003 (SEC File No. 0-49877);
—	Our reports on Form 6-K furnished to the SEC on April 7, 2004, April 13, 2004, April 20, 2004, April 29, 2004, May 4, 2004, May 20, 2004, May 27, 2004, June 2, 2004, June 2, 2004, June 8, 2004, June 17, 2004, June 21, 2004, June 30, 2004, July 7, 2004, August 19, 2004, August 26, 2004, August 27, 2004, September 21, 2004, October 21, 2004, November 1, 2004, November 15, 2004, November 30, 2004, December 2, 2004 and December 20, 2004.
—	The description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on June 19, 2002.

        We also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F and all of our subsequent reports on Form 6-K under the Securities Act of 1934 submitted to the SEC that we specifically identify in such form as being incorporated by reference into this prospectus.

        As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

        We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to On Track Innovations Ltd., Z.H.R. Industrial Zone P.O. Box 32, Rosh-Pina 12000 Israel, Attention: Investor Relations. Our phone number is +011-972-4-686-8000.

EXPENSES

        We anticipate that our total expenses with respect to the registration statement of which this prospectus is a part and the offering to be made hereby will aggregate approximately $11,000, of which $250 is attributable to the SEC registration fee, approximately $5,750 is attributable to legal fees and approximately $5,000 is attributable to accounting fees.

223,223 Ordinary Shares

PROSPECTUS

December 28, 2004